
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Virginia Beach Arena Corporation

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Virginia

      Date of Organization:

      July 3, 2025

Physical Address of Issuer:

1176 Kings Way Drive, Virginia Beach, Virginia 23455

Website of Issuer:

www.virginiabeacharenaproject.com

Is there a co-issuer? ___ yes   X   no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. In addition, the Issuer has agreed to pay to DealMaker Securities LLC and/or its affiliates a monthly fee of $15,000.00 for the duration of the Offering, as well as a one-time set-up fee of $25,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Class A Common Stock

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$10.00

Target Offering Amount:

$500,000.00

Oversubscriptions Accepted:

- ☐ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☐ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000.00

Deadline to reach the Target Offering Amount:

March 1, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 1

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,225.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(2,225.00)	$0.00

* The company was incorporated on July 3, 2025 and, as of the date of this filing, has not completed a fiscal year. Accordingly, no fiscal year-end financial information is available. Pursuant to Rule 201(t) of Regulation Crowdfunding, the summary financial information presented above reflects the period since inception. Audited financial statements of the Company, covering the period from July 3, 2025 (inception) through July 3, 2025, are attached hereto as Exhibit A and made a part hereof.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 17, 2025

Virginia Beach Arena Corporation



Up to $5,000,000.00 of Class A Common Stock

Virginia Beach Arena Corporation ("**Virginia Beach Arena Project**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $500,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**"), at a purchase price of $10.00 per share on a contingency basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Share Purchase Amount (2)	$1,000.00	$21.25	$228.75
Target Offering Amount	$500,000.00	$42,500.00	$457,500.00
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR

THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.virginiabeacharenaproject.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the offerings progress towards meeting the target amount may be found at: invest.virginiabeacharenaproject.com.

The date of this Form C/A is December 17, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A, and in any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A, or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Virginia Beach Arena Corporation is a subchapter-C corporation organized on July 3, 2025, under the laws of the State of Virginia, and headquartered in Virginia Beach, Virginia.

The Company's purpose is to develop and operate a 20,000-seat multi-use arena in Virginia Beach, Virginia, designed to meet National Basketball Association (NBA) standards. The arena is intended to host professional sporting events, concerts, conventions, and community activities, with anticipated revenue streams including ticket sales, concessions, sponsorships, naming rights, parking, and premium seating. Currently, the business is in the planning and development stage. No products or services have been commercially released yet. The Company anticipates beginning its capital raise and pre-development activities in 2025, with construction targeted to begin upon completion of initial funding milestones. The arena is expected to open for operations within approximately 1-3 years following commencement of construction

The Company is located at 1176 Kings Way Drive, Virginia Beach, Virgina 23455.

The Company's website is www.virginiabeacharenaproject.com

The Company conducts business in Virginia.

A full description of our business plan can be found on the Company's Offering campaign page website under invest.virginiabeachareanproject.com and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	50,000
Name of Securities	Class A Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	50,000
Maximum Offering Amount of Securities Offered	500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	500,000
Price Per Security	$10.00
Minimum Individual Purchase Amount	$1,000.00
Maximum Individual Purchase Amount	$100,000.00 (subject to Regulation CF limits)*
Offering Deadline	March 1, 2026
Use of Proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

* The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early-stage company encounters.

We were incorporated under the laws of Virginia and formed on July 3, 2025. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business.

The Company will face significant competition from existing venues in the Hampton Roads area, including the Norfolk Scope, Hampton Coliseum, and the Veterans United Home Loans Amphitheater. New businesses often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, companies like ours require substantial amounts of financing, which may not be available through institutional private placements, the public markets, lenders, or otherwise. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

We may not succeed in our business strategy.

The success of our business, including our ability to generate revenue in the future, will primarily depend on the successful development and construction of the arena and our ability to secure event content, tenants, and commercial partnerships thereafter. Given our early stage of development, it will likely be several years, if we succeed at all, before we are able to achieve our objectives. One of our key strategic objectives is growth. We seek to grow our business by building our brand, entering into partnership agreements, expanding event offerings to a broader audience, managing costs, and attracting promoters, tenants, and sponsors. However, we may not be able to grow our business at all. For example:

- We may not be able to secure real estate for the development of the arena;

- We may not be able to manage rising construction, operating, or event-related costs;

- We may not be able to secure sufficient event bookings in a competitive entertainment market;

- We may not be able to expand our market share;

- We may have difficulty recruiting, developing or retaining qualified employees; and

- We may not be able to achieve our expansion goals, adapt our business model to market conditions, or develop new revenue streams such as sponsorships or naming rights.

We face uncertainty in securing a permanent site for the arena.

The Company has not yet secured a permanent site for the development of the arena. Without such a site, there can be no assurance that the arena project will proceed as planned. Acquisition or leasing of a suitable site will depend on successful negotiations regarding land use, zoning, permitting, and financing arrangements, any of which may result in delays, increased costs, or failure to consummate a transaction. Loss of site control at any stage of the process could materially disrupt the Company's business plan and delay or prevent the commencement of operations.

The Company may not be able to secure sufficient financing for the construction of the arena on favorable terms, or at all.

The construction of a new arena will require substantial capital, likely in the hundreds of millions of dollars. Financing for similar projects has historically relied on complex combinations of public and private sources, including tax-exempt bonds, naming rights, personal seat licenses, and sponsorships. There can be no assurance that the Company will obtain financing on favorable terms, or at all. Public contributions, if pursued, may be subject to political opposition, litigation, or regulatory challenge. Private financing, if utilized, may impose significant debt service obligations or require equity issuances that dilute existing ownership. Failure to secure adequate financing would materially delay or prevent the construction of the arena.

Our business is dependent on the successful financing and development and development of the arena, which is currently only in the conceptual stage.

We have not yet commenced development of the arena. There can be no assurance that the arena will be developed as planned, or at all. Pursuing development of the arena may be costly, time-intensive, and subject to numerous regulatory or legal restrictions, including compliance with applicable zoning, land-use, environmental, and building requirements. The success of our business, including our ability to finance our Company and generate revenue in the future, will primarily depend on the ability to secure financing and advance the arena from concept to completion.

The Company will need additional capital, which could result in dilution or other unfavorable terms for investors.

The Company will not have sufficient capital to meet its needs and will be required to raise additional funds. Obtaining credit is challenging, particularly on favorable terms. Even if the Company is able to secure necessary credit, it expects to need to raise additional equity capital, or otherwise modify growth plans, or take alternative actions. Raising equity capital would require the Company to bring in additional investors, potentially diluting existing shareholders' ownership percentages or reducing the value of their investments. Institutional or other investors may negotiate more favorable terms than those offered to earlier investors, including lower purchase prices per share. If adequate funding is not available, the Company may have to delay or reduce the scope of arena development, construction, or related commercial initiatives, which could materially harm its financial condition and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an operational arena and significant revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We have not generated revenues since our inception. Substantially all of our expenses to date have resulted from organizational matters, professional services, preliminary planning and development efforts relating to the proposed arena project, and general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to pursue development and construction of the arena. Our business currently does not generate revenues that are sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our arena development or construction activities, commercial initiatives, or other planned operations, any of which may materially harm our business, financial condition and results of operations.

The Company's ability to complete the arena project depends on the performance of third-parties involved in its development and construction.

The successful completion of the arena project will depend on the performance of third parties, including contractors, architects, engineers, and governmental authorities. Large-scale construction projects are inherently subject to risks, including cost overruns, permitting delays, labor disputes, supply chain disruptions, design errors, and force majeure events. If third parties fail to perform as expected, or if disputes arise, the Company could experience substantial cost increases and material delays in completing and opening the arena, which would adversely affect its ability to implement its business plan and generate revenues.

Our business plan depends, among other things, on securing a professional sports team as an anchor tenant.

The Company's business plan contemplates securing a professional sports team (NBA, NHL, or other major league) as an anchor tenant of the proposed arena. There can be no assurance that the Company will be successful in attracting such a team. The placement or relocation of a professional sports team is subject to league approval, competitive market dynamics, and political and economic factors beyond the Company's control. Failure to secure a team would materially limit the Company's ability to attract consistent attendance, secure sponsorships and naming rights, and achieve projected revenues. Moreover, even if a team is secured, the financial performance of the arena will be affected by that team's on-court or on-ice performance, popularity, and player composition, all of which are inherently uncertain and outside the Company's control.

The Company's future revenues from arena operations are uncertain and may not meet expectations.

The Company's ability to achieve profitability will depend on revenues from ticket sales, naming rights, sponsorships, concessions, and non-sports events. Such revenues are inherently uncertain and subject to numerous factors outside the Company's control, including the performance and popularity of a tenant sports franchise, competition from other venues, evolving consumer preferences for live entertainment, and general economic conditions. Projections based on the performance of comparable arenas may not be predictive of actual results, and there can be no assurance that future revenues will meet expectations.

We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient revenue, cash flows, or profitability. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

From inception through the date of this Form C/A, we have incurred losses. We will likely continue to incur significant losses until we successfully complete the offering, and possibly thereafter, as we will be funding the planning and potential development of the arena. There is no assurance that we will be successful in completing the offering and/or in our efforts to develop and operate the arena we envision. Even if we successfully meet all of these objectives and begin operations, there is no assurance that we will generate revenue or cash flows, achieve profitable operations, or maintain them if achieved, or that the Securities will appreciate in value. If the arena becomes operational, we will still need to establish or maintain relationships with event promoters, sports leagues, sponsors, and community partners who may book or host events at the facility. We must develop and operate the arena to be able to generate revenues. Failure to generate or maintain revenue, cash flows, or profitability will materially and adversely affect our business.

Our profitability is vulnerable to cost increases, inflation, and energy prices.

Future increases in our costs, such as the cost of construction, materials, labor, and facility operations (including utilities and maintenance), may reduce our profitability. Increases in wage rates, including possible increases in the federal or state minimum wage, and general inflationary pressures, may further increase our operating costs. Increases in other operating costs, including changes in energy prices, wage rates, and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Unforeseen difficulties in establishing and maintaining relationships with event promoters, sponsors, and vendors.

We may face difficulty in establishing and maintaining relationships with event promoters, sports leagues, sponsors, concessionaires, and other vendors that are critical to the operation of the arena when it is financed, developed, and operational. Such challenges may include difficulties in recruiting and retaining qualified personnel to manage arena operations, identifying and securing reliable vendor and partner relationships, or navigating logistical complexities in scheduling and hosting events. Additionally, unforeseen disruptions in these relationships, such as supply chain interruptions, labor shortages, or regulatory constraints, could hinder our ability to meet customer demand. If we are unable to develop and sustain an efficient sales and distribution network, our ability to generate revenue and achieve profitability could be materially and adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we intend to target our advertising and marketing efforts on potential event attendees, sponsors, and community partners, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our event attendance, sponsorship revenues, and overall financial performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in broader economic conditions and levels of discretionary consumer spending on entertainment and events;

- our ability to effectively manage our working capital

- our ability to secure and host events in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- availability of local demand for events, contractors, and labor pools; and

- seasonal fluctuations in demand and our revenue.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

Alice.CPA LLC our independent registered public accounting firm has included an explanatory paragraph in their opinion that accompanies our audited financial statements as of and for the date of inception, July 3, 2025, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying audited financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We are dependent on our founder.

The Company is dependent on Coleman Ferguson, our founder, Director, Chief Executive Officer, President, Treasurer, and Secretary, who has been the visionary of the arena project since its inception. The loss of Coleman Ferguson will harm the business, financial condition, cash flow, and results of operations. The Company does not currently maintain key person or director and officer insurance for Ferguson. It may be impossible to replace Ferguson and integrating new employees into the management team could prove disruptive to operations, could require substantial resources, and could ultimately prove unsuccessful. Our business could be harmed if it is unable to attract and retain sufficient managerial personnel who have critical industry experience and relationships.

Our management team, and certain of our employees and advisors participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

Our management team and certain of our advisors participate in other business ventures. As a result of such participation, these individuals anticipate devoting a portion of their time per month to such other business ventures. Moreover, such outside business ventures may at times compete directly with the Company or result in conflicts of interest in the future.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

We will be dependent on third parties to execute our business plan.

The Company does not currently maintain any material third-party relationships. However, if financing is obtained, the development and construction of the proposed arena will require us to engage contractors, architects, engineers, vendors, and other service providers, and future operations will depend on relationships with promoters, sponsors, concessionaires, and other business partners. There can be no assurance that we will be able to identify, engage, or maintain such third parties on commercially reasonable terms, or at all. If any third-party providers fail to perform as expected, terminate their relationships with us, or impose unfavorable terms, our ability to complete development of the arena or operate it successfully could be materially and adversely affected.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business will be subject to a wide array of laws and regulations, including those relating to zoning, land use, environmental protection, building and safety codes, accessibility, liquor licensing occupational health and safety, and tax obligations. Change in these laws and regulations, or changes in their interpretation, could result in substantial new compliance obligations and increased costs, as well as divert management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement actions, which could disrupt our operations and increase our costs of doing business.

The Company does not currently own or control any intellectual property, which may make it difficult to protect its brand and business model.

The Company has not secured any trademarks, copyrights, or patents, other than a registered domain name. As a result, the Company does not have intellectual property protections in place to safeguard its brand or other proprietary materials. If we are unable to secure and maintain intellectual property rights in the future, third parties may use names, marks, or materials similar to ours, which could create confusion in the marketplace, limit our ability to establish a recognizable brand, and reduce the value of potential sponsorships, naming rights, or other commercial partnerships associated with the arena. Although the Company intends to implement customary intellectual property assignment, confidentiality, and nondisclosure provisions in its employment, advisory, and independent consultant agreements, these measures may not be sufficient to fully protect our trade secrets or proprietary information.

Failure to obtain intellectual property protections in the future could limit our competitive position.

The Company's current business plan contemplates developing and operating a large-scale arena that will rely heavily on branding, sponsorships, naming rights, and marketing materials. Because the Company does not yet own or control any intellectual property, including trademarks, copyrights, or other protections, there is a risk that competitors or other parties could secure rights to similar names, marks, or branding concepts. This could impair our ability to protect the value of the arena's brand, diminish the attractiveness of sponsorships or naming rights, and negatively affect our future revenues.

The Company's ability to attract tenants, sponsors, and event promoters depends on establishing and maintaining a strong reputation and brand.

The Company's ability to attract professional sports teams, secure naming rights and sponsorships, and book concerts and other large-scale events will depend heavily on the development of a strong and credible brand. At present, the Company has no operating history, no established reputation in the sports and entertainment industry, and limited management experience in arena development. Failure to establish and maintain a positive brand image could materially impair the Company's ability to generate event bookings, secure community support, and achieve projected revenues. Negative publicity—whether arising from construction delays, financing challenges, governance disputes, or other factors—could materially harm the Company's reputation and diminish stakeholder confidence.

The Company's reputation and community support may be adversely affected by negative publicity or opposition to the arena project.

As a high-profile project in Virginia Beach, the arena is likely to be subject to significant public attention. The Company's reputation may be adversely affected by community opposition to financing plans, concerns about traffic or neighborhood impact, labor or construction disputes, or negative press coverage regarding the feasibility of the project. Because social and digital media allow for rapid dissemination of information, accurate or not, adverse publicity could spread quickly and broadly, harming public perception of the project. Any erosion of public trust or community goodwill could materially impair the Company's ability to obtain necessary permits, secure political support, and attract event promoters, sponsors, or sports tenants.

The Company's brand and customer experience will depend in part on the performance of third parties over whom the Company has limited control.

The Company's brand and reputation will also depend on the conduct of third parties, including contractors, event promoters, concession operators, and sponsors. Misconduct, service failures, or quality issues by such counterparties may be attributed to the Company and could damage the arena's reputation. For example, if concessionaires provide poor customer service or if promoters deliver substandard events, public perception of the arena could be negatively impacted, even where the Company itself is not directly at fault. The Company will have limited ability to control all aspects of customer-facing experiences once the arena becomes operational, and there can be no assurance that third parties will consistently uphold the standards necessary to protect the arena's brand and reputation.

The Company may fail to adapt its offerings to changing consumer preferences, which could diminish brand value and demand for arena events.

The sports and entertainment industries are subject to rapidly changing consumer preferences, including demand for live sporting events, esports, concerts, and conventions. The Company's ability to build and maintain brand recognition will depend on its success in adapting to these evolving preferences and consistently providing high-quality experiences. If the Company fails to anticipate or respond effectively to changing market dynamics, public tastes, or demographic trends, its reputation could suffer and demand for arena events could decline.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19 and the conflict between Russia and Ukraine and Israel and Hamas, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This could result in reduced attendance at events, event cancellations or postponements, decreased sponsorship and concession revenues, or the suspension of operations by business partners, contractors, vendors, or service providers.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this offering.

Neither the offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the offering based solely on the Company's determination.

If the sum of the investment commitments of the offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $500,000.00 for this offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the offering by providing notice to Investors at least 5 business days prior to the end of the offering. This means your failure to participate in the offering in a timely manner, may prevent you from being able to invest in this offering – it also means the Company may limit the amount of capital it can raise during the offering by ending the offering early.

The Company has the right to conduct multiple closings during the offering.

If the Company meets certain terms and conditions, an intermediate close of the offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the offering during the relevant period. The Company may choose to continue the offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company's success is contingent on raising sufficient capital, and even the maximum offering amount will not be enough.

The amount of capital the Company is attempting to raise in this offering will not be enough to sustain the Company's current business plan. The Company is offering up to $5,000,000.00 in securities and may close on investments once the minimum target amount of $500,000.00 (the "**Target Amount**") is reached. Even if the maximum amount is raised, additional funds will be required for the Company to achieve its goals. If the Company fails to raise these funds—whether due to internal challenges or broader economic factors—it may not survive. Should the Company raise only the Target Amount, it will need to secure additional funding to implement portions of its outlined plans in "Use of Proceeds."

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. The Company currently does not generate any profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

The Company has broad discretion in the use of proceeds, and projections are based on estimates that may not materialize.

The success of the Company will depend significantly on the discretion and judgment of its management team regarding the application and allocation of proceeds from this offering. The use of proceeds described in this Form C/A is based on current business plans and is subject to change. Management may find it necessary or advisable to reallocate portions of the net proceeds from one category to another, exercising broad discretion in doing so. Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and based on management's best estimates, which have not been reviewed by independent accountants. These projections rely on assumptions considered reasonable by management, but some assumptions may fail to materialize due to unforeseen circumstances or events beyond management's control. Consequently, actual results of operations may differ significantly from projections, and any projected outcomes cannot be guaranteed. Planned uses of proceeds include payment of intermediary fees, project development costs, marketing and outreach, working capital, and other general corporate purposes, but there can be no assurance that these plans will be completed as described, or at all.

The Company intends to use a portion of the proceeds from the offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these Securities. If you decide that you want to resell these Securities in the future, you may not be able to find a buyer and the Securities are otherwise subject to certain transfer restrictions.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class A Common Stock at $10.00 per share.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class A Common Stock, other capital stock, or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In addition to the transfer restrictions imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The Securities in this offering have no protective provisions.

The Securities in this offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness, and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue equity to employees and third-party financing sources in amounts that are uncertain at this time. Consequently, holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major project milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Commonwealth of Virginia, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the agreement is sufficiently prominent that such a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the offering. The communication sent to Investors prior to the offering is attached as Exhibit D.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

As a minority shareholder, you will have limited influence over company decisions and face liquidation risks.

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Virginia Beach Arena Corporation is a corporation organized under the laws of the Commonwealth of Virginia on July 3, 2025, and headquartered in Virginia Beach, Virginia. The Company's primary purpose is to develop and operate a 20,000-seat multi-use arena in Virginia Beach, Virginia. The proposed arena is being designed to meet National Basketball Association ("**NBA**") standards and, once operational, is intended to serve as a premier venue for hosting professional sporting events, concerts, conventions, family entertainment, and community activities.

Business History

The Company was incorporated on July 3, 2025. The Company has no operating history and has not generated revenues to date. Since inception, the Company's activities have been limited to organizational matters and preliminary planning and development efforts relating to the proposed arena project.

Business Plan

The Company is pursuing the development, financing, construction, and future operation of a proposed 20,000-seat, multi-purpose arena located in Virginia Beach, Virginia (the "**Arena**"). The Arena is intended to serve as a premier regional venue capable of hosting a broad spectrum of events, including professional sporting events, concerts, conventions, family entertainment, and community gatherings. The Company anticipates that revenues from Arena operations would be derived from a variety of sources, including ticket sales, concessions and merchandise, sponsorships and naming rights, parking, and premium seating arrangements.

As of the date of this filing, the Arena remains in the planning and development stage. The Company expects to commence initial capital-raising and pre-development activities in 2025, with construction anticipated to begin following the achievement of initial funding milestones.

Proceeds from this Regulation Crowdfunding offering are intended to fund critical pre-development activities, including:

- Securing site control through land acquisition or the negotiation of a long-term ground lease;

- Developing architectural design concepts and commissioning engineering studies;

- Retaining external consultants and vendors to provide planning, design, and related professional services; and

- Covering legal fees and compliance costs associated with early-stage project development.

Project Development Milestones

The Company currently contemplates that development of the Arena will occur in four sequential phases. Each phase is intended to address specific objectives, counterparties, and capital requirements, with the overall project advancing from early-stage planning through completion and operations. While the Company has established a preliminary roadmap, investors should note that all plans remain subject to change based on financing availability, negotiations with governmental authorities, regulatory approvals, construction variables, market demand, and other factors outside of the Company's control. No assurances can be given that any phase will be completed on the terms, timeline, or budget currently anticipated, or at all.

- **Phase 1 – Pre-Development & Site Planning (Estimated Costs: ~$5 million).** The initial phase is expected to include securing site control, architectural design concepts, feasibility and engineering studies, and preliminary legal and compliance matters. The Company intends to pursue a long-term ground lease with the City of Virginia Beach, currently contemplated to have a term of 50-99 years. The structure under consideration includes a nominal $1 base rent, offset by a guaranteed minimum $5 million annual tax revenue contribution, with any shortfall supplemented by the Company. Negotiations with the City remain ongoing, and no assurance can be given that a definitive lease agreement will be reached on favorable terms or at all.

  The Company has identified HKS Architects (Sports & Entertainment division) as its lead design partner and SB Ballard Construction as its preferred general contractor. Additional land-use and planning consultants are expected to be retained as required. During this stage, the Company anticipates relying on advisors and independent contractors rather than expanding full-time staff beyond existing management, although no such advisors and independent contractors have been engaged as of the date of this Form C/A. The successful completion of this phase is intended to provide a defined development framework and establish momentum for subsequent phases, though timing and costs could vary materially.

- **Phase 2 – Pre-Construction & Approvals (Estimated Costs: ~$100 million).** The second phase is anticipated to involve pre-construction expenditures, contracting with development and construction partners, and advancing Arena planning, permitting, and approvals. The Company currently expects to engage a general contractor, construction manager, engineering consultants, legal and regulatory advisors, and specialty consultants in transportation, parking, and sustainability. The Company is in discussions with HKS Architects and SB Ballard Construction, but no binding agreements have yet been executed. The permitting and approvals process is preliminarily estimated to take 12-18 months and is expected to involve the Virginia Beach Development Authority (VBDA), the Planning Commission, and the City Council, in addition to zoning, traffic, and environmental review processes. These approvals are inherently uncertain and subject to potential delay, denial, or modification. The Company's ability to progress beyond this phase will depend heavily on governmental cooperation, regulatory timing, and the availability of sufficient capital.

- **Phase 3 – Construction & Infrastructure Development (Estimated Costs: ~$700 million).** In the third phase, the Company expects to commence vertical construction of the Arena and develop supporting infrastructure, including parking, utilities, and transit tie-ins. Based on current planning, the total Arena project is estimated at approximately $700 million, with a construction timeline of 24-36 months. However, actual costs and schedules may deviate significantly due to inflation, supply chain conditions, labor availability, or unanticipated construction challenges. The Company anticipates partnering with Dominion Energy, the Virginia Department of Transportation (VDOT), and the City's stormwater and public works divisions to implement infrastructure requirements. Outreach to these partners has already commenced. Workforce demand is expected to peak at approximately 1,000-1,500 workers, though the actual labor profile could vary. Tangible progress in this stage is expected to evidence project viability; however, risks related to cost overruns, delays, or disputes with contractors and subcontractors could materially affect outcomes.

- **Phase 4 – Arena Completion & Tenant Acquisition (Estimated Costs: TBD).** The final stage contemplates completion of construction, interior fit-out, operational readiness of the Arena, together with tenant and partner acquisition. In addition to pursuing a potential NBA franchise (for which relocation or expansion fees have been preliminarily at $1-2 billion, depending on the team), the Company's tenant strategy includes exploring opportunities with the NHL, NCAA tournaments, UFC, major concert tours, and regional tenants. There can be no assurance that any professional sports franchise or major entertainment partner will agree to participate on acceptable terms.

  The Company currently targets Arena completion and commencement of first events within three years following the start of construction. The operational ramp-up plan contemplates early hiring of management during the final year of construction, advance booking of major events, and a launch season anchored by headline concerts and family entertainment. Actual timelines may be delayed due to construction, financing, or tenant-related factors. Transition from construction to operations is intended to position the Arena as a nationally recognized sports and entertainment hub, though there can be no assurance that the Company will achieve such outcomes or that sufficient demand will exist to support long-term operations.

Subject to the availability of financing and the progress of construction, the Company currently estimates that Arena operations could commence approximately one to three years following the start of construction. Additional information regarding the Company's business plan, including preliminary revenue and economic impact analyses prepared by the Company to assess potential Arena operations both with and without an NBA tenant, is set forth on the Company's offering campaign page at invest.virginiabeacharenaproject.com and in Exhibit B to this Form C/A, each of which is incorporated herein by reference. These analyses are based on assumptions and estimates that are inherently uncertain and subject to significant business, market, and economic risks, and investors are cautioned not to place undue reliance on such estimates as predictions of actual results.

The Company's Products and/or Services

Current Status
As of the date of this filing, the Company is in the planning and development stage and does not currently offer any products or services. The description below summarizes the products and services the Company expects to offer if and when its proposed 20,000-seat multi-use Arena is constructed and becomes operational.

Arena Development and Operations
The Company intends to develop, finance, construct, and operate the Arena. The Company intends that the facility will be designed to satisfy standards commonly required for NBA events; however, presently, no affiliation with, or approval by, the NBA is implied, and no agreements with any professional league or team have been executed as of the date of this filing.

Sports and Entertainment Programming
Following completion, the Arena is intended to host a diversified calendar of events, which may include professional and collegiate sporting events (e.g., basketball, hockey, NCAA tournaments), esports, major concert tours, family entertainment, festivals, and other ticketed events. Event mix and frequency will depend on market demand and the availability of bookings and tenants; no event, tenant, or content agreements are currently in place.

Conventions and Community Uses
The Arena is intended to accommodate conventions, trade shows, corporate functions, civic gatherings, and other community events, subject to demand and facility configuration.

Premium Seating and Hospitality
The Company anticipates offering premium seating products—such as suites, club seats, loge boxes, and associated hospitality lounges—subject to final design, construction, and market uptake.

Concessions and Retail
The Company expects to provide food and beverage concessions and event-related merchandise sales, which may be operated directly by the Company or by third-party vendors under contract.

Sponsorship and Naming Rights
The Company expects to seek corporate partnerships, including venue naming rights, entitlement of interior spaces, and on-premises and digital signage. No sponsorship or naming-rights agreements have bene executed as of the date of this filing.

Parking and Ancillary Services
The Arena is expected to generate ancillary revenues from event-related parking and other services, to the extent developed and available.

Competition

The Company expects to face competition from existing venues in the Hampton Roads metropolitan area. These include the Veterans United Home Loans Amphitheater in Virginia Beach, an outdoor venue, as well as indoor facilities such as the Norfolk Scope in Norfolk, Virginia, and the Hampton Coliseum in Hampton, Virginia. Each of these venues currently hosts entertainment and community events. However, these venues are smaller in capacity and generally lack the modern infrastructure, amenities, or location characteristics necessary to support National Basketball Association or National Hockey League-caliber sporting events or the most technically demanding concerts and productions.

The Company believes that, if developed and completed, its proposed 20,000-seat indoor arena in Virginia Beach would compete by offering a larger, modern, year-round facility designed to accommodate professional sporting events, major concert tours, esports competitions, family entertainment, conventions, and other community gatherings. In addition, the Company believes the Arena's proposed private funding structure – which is intended to limit reliance on taxpayer support and permit participation by local investors – may further distinguish the project from other venues in the region.

The competitive position of the Company, if and when the Arena becomes operational, will depend on numerous factors, including the timing of competition, the ability to attract and retain event content and tenants, market demand, the willingness or promoters and leagues to book events at the facility, and the ongoing performance and improvements of competing venues. There can be no assurance that the Arena will achieve the competitive advantages described above or that the Company will be able to successfully compete with existing or future venues.

Customer Base

The Company expects that, if the proposed arena is completed and becomes operational, its primary customers will include residents of Virginia Beach and the broader Hampton Roads metropolitan area, as well as regional visitors seeking indoor entertainment options. Event promoters, including concert producers, sports leagues, esports organizers, and family show operators, represent additional prospective clients, given the absence of a modern 20,000-seat indoor venue in the region.

Supply Chain

As of the date of this filing, the Company has no supply chain, vendor, or supplier relationships, as it has not commenced operations and has not entered into any material contracts for construction or services.

Intellectual Property

The Company does not currently own or hold any registered trademarks, copyrights, or patents.

The Company has registered the following domain name, which it intends to use in connection with its business operations:

- www.virginiabeacharenaproject.com

The Company anticipates that, as its business develops, it may create or obtain intellectual property rights, including trademarks and copyrights, to protect its brand, materials, and business operations. In addition, the Company expects to implement customary intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants to protect the Company's business methods, know-how, and other proprietary information.

Governmental/Regulatory Approval and Compliance

As of the date of this filing, the Company has not commenced operations and is not yet subject to industry-specific regulatory approvals. The proposed development and operation of a 20,000-seat multi-use arena in Virginia Beach, Virginia will require compliance with federal, state, and local laws and regulations, including zoning, land-use, environmental, building and safety codes, accessibility, occupational health and safety, and licensing for food, beverage, and alcohol service. The Company will also be subject to applicable tax, labor, and employment laws. All such requirements are subject to change, and there can be no assurance that the Company will obtain or maintain all necessary approvals.

Litigation

As of the date of this filing, the Company is not a party to any pending legal proceedings and is not aware of any threatened legal proceedings against it.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees (1)	8.5 %	$42,500.00	8.5%	$425,000.00
Project Development Costs (2)	40.0%	$200,000.00	40.0%	$2,000,000.00
Marketing & Outreach	20.0%	$100,000.00	20.0%	$1,000,000.00
Working Capital	20.0%	$100,000.00	20.0%	$1,000,000.00
Contingency & Reserves (3)	11.5%	$57,500.00	11.5%	$575,000.00
Total	**100%**	**$500,000.00**	**100%**	**$5,000,000.00**

(1) This figure excludes fees to the Company's advisors, such as attorneys and accountants. It also excludes the fixed fees and monthly fees paid to Intermediary.
(2) This figure represents amounts allocated to project development costs. See the section titled "*Business – Business Plan*" for additional information.
(3) This figure represents amounts allocated for unforeseen pre-development and administrative expenses not otherwise categorized, which may include incremental diligence, insurance, IT and platform costs, travel, and other general corporate purposes consistent with the Company's business plan.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs and general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officer of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Coleman Ferguson	Director, Chief Executive Officer, President, Treasurer, Secretary	• Director, Officer and Founder at the Company (July 2025 – Present) Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations. • Founder & General Manager at The Gala 417 (March 2019 – Present) Provides strategic oversight of the venue, including annual budgeting and financial review, high-level vendor and partner relations, marketing direction, and establishment of key policies. Responsible for major hiring decisions and overall day-to-day operations. • Owner of Superheroes (August 2023 – Present) Oversees brand and concept development, marketing direction, budgeting, and vendor selection. Provides high-level oversight of store operations while delegating daily management responsibilities to staff leads.

Coleman Ferguson, Director, Chief Executive Officer, President, Treasurer, and Secretary

Coleman is the founder of the Virginia Beach Arena Project and has served as the Company's Chief Executive Officer, President, Treasurer, and Secretary since its formation in July 2025. A lifelong resident of Virginia Beach, Coleman launched the project in response to the absence of a modern, large-scale indoor arena in the Hampton Roads region.

Coleman is an entrepreneur who owns and operates two businesses in Virginia Beach: Gala 417, a wedding and events venue, and Superheroes Ice Cream, a retail dessert concept. Coleman does not have prior experience in real estate development, or large-scale construction projects. Since inception of the Virginia Beach Arena Project, he has dedicated his efforts to studying the economics of sports and entertainment facilities and exploring potential models of community-based investment.

Indemnification

Indemnification is authorized by the Company to managers, officers, directors, or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of 16,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which 7,000,000 shares with the par value of $0.00001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 9,000,000 shares with the par value of $0.00001 per share shall be a separate class designated as Class F Common Stock ("**Class F Common Stock**"). As of the date of this Form C/A, 9,000,000 shares of Class F Common Stock are issued and outstanding, and no shares of Class A Common Stock have been issued.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding Capital Stock consists of:

Type	Class F Common Stock
Amount Outstanding	9,000,000
Par Value Per Share	$0.00001
Voting Rights	Each holder of the Company's Class F Common Stock is entitled to 10 votes per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no additional securities outstanding.

Outstanding Debt

The Company has the following outstanding debt obligation:

On July 3, 2025, Coleman Ferguson, the Company's founder, Director, and Chief Executive Officer, advanced $2,225.00 to the Company (the "**Ferguson Advance**"). The Ferguson Advance does not bear interest, has no repayment schedule or maturity date, and is payable on demand. Since inception, all funding has been provided by Ferguson through such advance. The advance in funds, a related party loan, is non-interest bearing and payable on demand.

Previous Offerings of Securities

On August 21, 2025, the Company issued 9,000,000 shares of its Class F Common Stock to Coleman Ferguson for an aggregate purchase price of $90.00 pursuant to a Restricted Stock Purchase Agreement in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital.

Ownership

The table below lists the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
Coleman Ferguson	9,000,000 shares of Class F Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Virginia Beach Arena Corporation (the "**Company**") was incorporated on July 3, 2025, under the laws of the Commonwealth of Virginia, and is headquartered in Virginia Beach, Virginia.

Cash and Cash Equivalents

As of July 3, 2025, the Company had cash and cash equivalents of $0.00. The Company has no operating history and, accordingly, no meaningful operating cash flows or monthly expenditure trends to disclose at this time.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. As described under "*Use of Proceeds*," the Company intends to apply the funds raised to advance its near-term business objectives. However, investors should recognize that the Company's long-term strategy—principally the development of the Arena—will require substantially greater financial resources than the amounts sought in this Offering. Based on the Company's current planning, the projected costs for Phases 1 through 3 of the Arena development are estimated at approximately $805 million in the aggregate. See section titled "*Business – Business Plan*" for more information. Phase 4, which contemplates final completion of the Arena, tenant acquisition, and operational readiness, is expected to require significant additional capital, although precise cost estimates remain undetermined. Accordingly, the total cost of the Arena project will materially exceed $805 million.

The Company has currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to apply the proceeds of this Offering toward intermediary fees payable to the funding portal; project development costs, including architectural, engineering, feasibility, and site control expenses; marketing and outreach; working capital for general corporate purposes; and reserves.

Valuation

The Company has ascribed a $100,000,000.00 pre-Offering valuation to the Company; the Securities are priced arbitrarily. The valuation was determined solely by management and reflects the Company's assessment of the long-term potential of its proposed 20,000-seat multi-use arena project in Virginia Beach, Virginia. The valuation is not based on revenues, earnings, assets, or any independent appraisal, as the Company has no operating history and has not generated revenues to date. Instead, it reflects management's judgment of the anticipated market opportunity, the scale of the proposed development, and comparable large-scale sports and entertainment facilities, discounted to account for the substantial uncertainties inherent in a pre-operational project, including financing, construction, regulatory approvals, and execution risk.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They many use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

Since inception, all funding has been provided by the Company's founder, Coleman Ferguson. These advances have been made without formal agreements, and there is no stated interest rate, repayment schedule, or maturity date. The Company considers these amounts to be related party loans, which are non-interest bearing and payable on demand. See section titled "*Capitalization, Debt, and Ownership – Outstanding Debt*" for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $500,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**"), at a purchase price of $10.00 per share on a contingency basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Investment Incentives

In addition to any securities issued in this Offering, investors may qualify for non-equity perks based on the total dollar amount of their investment. These perks are intended to recognize and engage investors at varying levels of participation and do not confer any ownership, voting, or economic rights in the Company. DealMaker Securities LLC has not been engaged to assist in the distribution of the Perks.

Retroactive Application of Perks
Any new perks introduced by the Company will apply retroactively to all investors who have already invested at or above the relevant tier thresholds described below. This means that if you have already invested and additional non-equity perks are added to a tier that corresponds to your investment amount, you will also be entitled to those new perks.

Tiered Perks*:

Investments of $1,000.00 or more:	- Welcome Kit - Investor Nights - One-Year Fast Pass Access for Investor + Up to Three (3) Guests*
Investments of $2,500.00 or more:	- All perks listed above - Two (2) complimentary lower-bowl tickets to one regular season or world-class entertainment event* - One (1) VIP parking pass* - Founders Backstage Pass (once per year)* - Behind-the-scenes tour of the arena* - Exclusive VIP photo op* - Courtside/Rinkside warm-up experience with players or entertainers*

Investments of $5,000.00 or more:	- All perks listed above - Four (4) complimentary lower-bowl tickets to one regular season or world-class entertainment event* - One (1) VIP parking pass* - Black Gate Pass privileges (private entrance, no-wait security lane, front-of-line concessions, and dedicated concierge support)*
Investments of $10,000.00 or more:	- Welcome Kit - Investor Nights - Owner's Lounge Access* - Priority Ticketing* - Lifetime Fast Pass for Investor + Up to Three (3) Guests* - Four (4) complimentary front-row tickets to one regular season or world-class entertainment event* - Two (2) VIP parking passes*
Investments of $50,000.00 or more:	- Welcome Kit - Investor Nights - Owner's Lounge Access* - Priority Ticketing* - Lifetime Fast Pass* - Lifetime VIP Parking* - One Suite Event per Year*
Investments of $100,000.00 or more:	- Welcome Kit - Investor Nights - Owner's Lounge Access* - Priority Ticketing* - Lifetime Fast Pass* - Lifetime VIP Parking* - One Suite Event per Year* - Founder Circle Recognition* - Private Dinner with Arena Leadership* - Sponsorship Opportunities*

* Certain non-equity perks are contingent upon the successful completion and operation of the proposed Arena, if ever. Such perks will only become available once the Arena has been fully constructed, open to the public, and is operational. Timing, availability, and specific details of these perks are subject to change and may be impacted by factors outside the Company's control, including project development timelines, construction delays, or other operational considerations. All perks are provided at the sole discretion of the Company and may be modified, substituted, or discontinued at any time. The Company makes no assurance that any particular perk or experience will be available on any specific date or in any specific form.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once the Offering Deadline is within 48 hours, investment commitments become irrevocable and may not be canceled for any reason, even if made during this period. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days 'notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive monthly fees totaling $15,250.00.

The Securities

We request that you please review this Form C/A, the Company's Amended and Restated Articles of Incorporation attached as Exhibit E (the "**Charter**"), the form of Bylaws attached as Exhibit F (the "**Bylaws**"), and Subscription Agreement (the "**Subscription Agreement**") attached as Exhibit G in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Class A Common Stock

Voting and Control

Each holder of the Company's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. The Company does not have any voting agreements in place. The Company does not have any shareholder or equity holder agreements in place.

The Company and its stockholders are subject to the Charter and Bylaws, which collectively provide for certain provisions related to, among other things, (i) authorized classes of Capital Stock; and (ii) voting requirements relating to board composition.

Existing shares of Class F Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends when, as, and if declared by our board of directors (the "**Board**") out of legally available funds. We have never declared or paid cash dividends on any of our Capital Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class A Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, if any.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class A Common Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Restrictions on Transfer

No holder of the Securities may transfer, assign, encumber, hypothecate, pledge, convey in trust, gift, transfer by bequest, devise or descent or otherwise make the subject of disposition any shares of its Class A Common Stock unless such transaction is first approved in writing by a majority of the disinterested members of the Board (which approval may be withheld for any reason).

Further, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to affect such transfer. Further, any transfer of the Securities will be subject to the right of first refusal set forth in the Company's Bylaws.

Finally, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Securities do not have a stated return.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Coleman Ferguson

(Signature)

Coleman Ferguson

(Name)

Director and Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Coleman Ferguson

(Signature)

Coleman Ferugson

(Name)

Director and Chief Executive Officer

(Title)

December 17, 2025

(Date)

[Signature page to Virginia Beach Arena Corporation Form C]

EXHIBIT A

Company Audited Financial Statements

Virginia Beach Arena Corporation

(a Virginia Corporation)

Audited Financial Statements

As of the date of inception July 3, 2025

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Virginia Beach Arena Corporation

Table of Contents





Independent Auditor's Report

August 20, 2025
To the Management of Virginia Beach Arena Corporation
Virginia Beach, Virginia

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Virginia Beach Arena Corporation (the "Company"), which comprise the balance sheet as of July 3, 2025 (the date of inception), and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Virginia Beach Arena Corporation as of July 3, 2025 (the date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Virginia Beach Arena Corporation in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.







229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 20, 2025



VIRGINIA BEACH ARENA CORPORATION
BALANCE SHEET
As of July 3, 2025 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Noncurrent Assets

Due from shareholder		-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Due to Shareholder	$	2,225
Total Liabilities	$	2,225

Stockholder's Equity

Common Stock, $0.001 par value; 500,000 shares authorized, 0 issued and outstanding		-
Additional Paid in Capital		-
Accumulated deficit	$	(2,225)
Total Stockholder's Equity	$	(2,225)

Total Liabilities and Stockholder's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

VIRGINIA BEACH ARENA CORPORATION
INCOME STATEMENT
As of July 3, 2025 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Startup costs		2,225
Total Operating Expenses		**2,225**
Net Loss	$	**(2,225)**

The accompanying footnotes are an integral part of these financial statements.

VIRGINIA BEACH ARENA CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of July 3, 2025 (date of inception)
(Audited)

	Common Stock		Additional Paid in Capital	Accumulated deficit	Total Stockholders' Equity
	Shares	Value ($.001 Par)			
Balance as of July 3, 2025 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	-
Net loss	-	-	-	(2,225)	(2,225)
Balance as of July 3, 2025	-	$ -	$ -	$ (2,225)	$ (2,225)

The accompanying footnotes are an integral part of these financial statements.

VIRGINIA BEACH ARENA CORPORATION
STATEMENT OF CASH FLOWS
As of July 3, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(2,225)
Changes in operating assets and liabilities:		
Fixed Assets		-
Net cash provided by (used in) operating activities		**(2,225)**
Cash Flows from Financing Activities		
Loans from Related Party		2,225
Issuance of Common Stock		-
Net cash used in financing activities		**2,225**
Net change in cash and cash equivalents		**-**
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	**-**
Supplemental information		
Interest paid		-
Income taxes paid		-

The accompanying footnotes are an integral part of these financial statements.

VIRGINIA BEACH ARENA CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 3, 2025 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Virginia Beach Arena Corporation (which may be referred to as the "Company," "we," "us," or "our") was incorporated on July 3, 2025, in the Commonwealth of Virginia. The Company is looking to develop a multi-use sports and entertainment arena in Virginia Beach, and the offering and sale of equity shares to the public.

As of July 3, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a Regulation Crowdfunding offering, a Regulation D offering and a potential Regulation A offering (see Note 6) and funds from revenue-producing activities and other sources. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st. These financial statements cover the inception date of July 3, 2025.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

VIRGINIA BEACH ARENA CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 3, 2025 (DATE OF INCEPTION)
(AUDITED)

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 3, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 3, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet incurred a year-end requiring it to file its income tax return. The Company is taxed as a C Corporation.

NOTE 4 – COMMITMENTS AND CONTINGENCIES / RELATED-PARTY TRANSACTIONS

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Related Party Transactions

Since inception, all funding has been provided by the Company's founder, Coleman Ferguson. These advances have been made without formal agreements, and there is no stated interest rate, repayment schedule, or maturity date. The Company considers these amounts to be related party loans, which are non-interest bearing and payable on demand.

**VIRGINIA BEACH ARENA CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 3, 2025 (DATE OF INCEPTION)
(AUDITED)**

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from stockholders and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Change in Authorized Share Capital

On August 21, 2025, the company amended its authorized capital structure. The authorized share capital was increased from 500,000 shares with a par value of $0.001 per share to 16,000,000 shares with a par value of $0.00001 per share.

The new authorized shares are designated into two classes:

- 7,000,000 shares of Class A Common Stock (1 vote per share)
- 9,000,000 shares of Class F Common Stock (10 votes per share)

Both classes generally vote together as a single group. This restructuring was undertaken to provide the company with greater flexibility in managing its capital structure, including facilitating future equity financing and the potential issuance of additional shares.

Anticipated Equity Crowdfunding

The Company is in the process of preparing for a multi-tiered capital raise through various exempt offerings. Specifically, the Company anticipates launching:

- A Regulation Crowdfunding (Reg CF) offering of up to $5 million;
- A Regulation D (Rule 506(c)) offering of up to $100 million targeting accredited investors;
- A Regulation A Tier II (Reg A) offering of up to $75 million, pending qualification by the SEC.

The Company will engaged licensed broker-dealer, to act as the intermediary for the Regulation Crowdfunding offering and as the broker-dealer of record for the Regulation D and Regulation A offerings.

These offerings are subject to regulatory approval, market conditions, and other customary closing conditions. No assurance can be given that any or all of these offerings will be successfully completed.

Management's Evaluation

Management has evaluated subsequent events through August 20, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal





BE PART OF THE ARENA THAT COULD BRING PRO SPORTS TO VIRGINIA

WE'RE ONE OF THE LAST MAJOR CITIES WITHOUT A VENUE LIKE THIS

A WORLD-CLASS VENUE BUILT TO ATTRACT PRO SPORTS, BIG CONCERTS & NATIONAL EVENTS

HERE'S EXACTLY WHERE YOUR MONEY GOES

SIGN UP FOR UPDATES

MILLIONS ALREADY HAVE SHOWED INTEREST.

$$A\ \$62.5B^2$$
LIVE ENTERTAINMENT MARKET

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$20-30M

$150M

$2B

TIMING IS EVERYTHING

BASELINE PERKS – ALL INVESTORS

AMOUNT-BASED PERKS

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FREQUENTLY ASKED QUESTIONS

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions or limitations on selling shares during the one-year lock-up period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?



Join the Discussion



EXHIBIT C

Pitch Deck



This presentation contains preliminary financial and economic impact analyses prepared by Virginia Beach Arena Corporation (the "Company"). These analyses are based on a number of assumptions and estimates concerning future events and circumstances that are inherently uncertain and subject to significant business, market, financial, regulatory, and other risks, contingencies, and variables, many of which are beyond the Company's control. Actual results may differ, and are likely to differ, materially from those expressed or implied in such analyses.

* The revenue, net income, and economic impact figures presented herein are illustrative in nature only and should not be regarded as forecasts, projections, or guarantees of future performance.

* Comparisons to other venues or markets are provided solely for contextual reference and are not indicative of, nor should they be relied upon as evidence of, potential future results for the Arena.

* Investors are expressly cautioned not to place undue reliance on these illustrative analyses in evaluating the Company, its business plan, or the prospective success of the Arena.

Nothing in this presentation should be construed as a prediction, representation, or warranty, express or implied, by the Company as to the actual future results or performance of the Company, the Arena, or the achievement of any estimates or illustrative outcomes set forth herein.

Virginia Beach Arena Milestone Chart

Phase 1 – Pre-Development & Site Planning (Estimated Costs: ~$5M)

- Secure site control (land acquisition or long-term lease negotiations)
- Architectural design concepts and feasibility studies
- Engineering assessments and planning work
- Legal, regulatory, and compliance groundwork
- Outcome: Establishes development framework, enables land negotiations with the City, creates momentum for next phases

Phase 2 – Pre-Construction & Approvals (Estimated Costs: ~$100M)

- Cover pre-construction expenses
- Engage and formalize relationships with contractors and development partners
- Advance Arena planning, secure permits and approvals
- Outcome: Demonstrates institutional and development support, solidifies credibility with City and regulatory stakeholders

Phase 3 – Construction & Infrastructure Development (Estimated Costs: ~$75M)

- Commence vertical Arena construction
- Build supporting infrastructure (parking, utilities, transit tie-ins)
- Outcome: Visible progress on Arena build-out, infrastructure capacity in place to support Arena operations

Phase 4 – Arena Completion & Tenant Acquisition (Estimated Costs: TBD)

- Complete Arena build-out and interior fit-out
- Prepare Arena for operations and first events
- Pursue anchor tenants/partners, including potential professional sports franchise opportunities
- Outcome: Arena transitions from community project to nationally recognized sports and entertainment hub



Next to Convention Center
19th street Virginia Beach



UFC to Virginia Beach?



WELCOME TO VIRGINIA

WE HAVE NO SPORTS TEAMS



NBA TEAMS
IN SMALLER METRO AREAS
THAN VIRGINIA BEACH

		METRO POPULATION
◉	**VIRGINIA BEACH, VA**	**1,8 MILLION**
	**MEMPHIS GRIZZLIES** MEMPHIS, TN	1.3 MILLION
	**NEW ORLEANS PELICANS-** NEW ORLEANS-METAIRIE, LA	1.25 MILLION
	OKLAHOMA CITY THUNDER OKLAHOMA CITY, OK	1.46 MILLION
	**MILWAUKEE BUCKS** MILWAUKEE-WAUKESHA, WI	1.56 MILLION
	**UTAH JAZZ** SALT LAKE CITY, UT	1.27 MILLION





NBA TEAMS RELOCATION TO

VIRGINIA BEACH



POTENTIAL CANDIDATES

- MEMPHIS GRIZZLIES
- NEW ORLEANS PELICANS
- PORTLAND TRAIL BLAZERS




REASONS

- EXPANSION
- ARENA ISSUES
- LOW ATTENDANCE







Smaller and outdated venues (Norfolk Scope, Hampton Coliseum)

Region loses top tours/events to other markets

Virginia Beach Residents at Regional Arenas (2024)

Data Source: Visa-Captured Sales | Per Event Averages

Purpose

Show how Virginia Beach residents currently travel for major events — and highlight the opportunity to capture this demand locally with a world-class arena.

Arena	City	VB Resident Share	Average VB Attendees / Event
Norfolk Scope	Norfolk, VA	54%	~5,400
Chartway Arena	Norfolk, VA	48%	~2,400
Hampton Coliseum	Hampton, VA	39%	~3,100
Lenovo Arena	Raleigh, NC	7%	~1,200
Capital One Arena	Washington, DC	6%	~1,500

Insights

- Virginia Beach residents make up the majority of attendees at Norfolk events, proving strong regional demand.
- Over 2,700 residents per event travel to Raleigh and DC, representing millions in lost local spending.
- Lost revenue includes hotels, restaurants, gas, and taxes that could be captured locally.

Why It Matters for Virginia Beach

- Keep entertainment spending local
- Reduce traffic and carbon impact from out-of-region travel
- Better access to sports, concerts, and family events
- Attract inbound visitors & national events

Study: Growth of Cities After Landing Their First Pro Team

Oklahoma City (Thunder, 2008–Present)

- Population Growth: +24.0% (1.208M in 2008 → 1.498M in 2024)
- GDP Growth: +84.8% ($54.1B in 2008 → $100.1B in 2023)
- Annual Arena/Team Economic Impact: ~$590–$600M, supporting ~3,000 jobs
- Civic Co-investment: ~$1.8B across MAPS programs; new $900M arena approved in 2023

Raleigh (Carolina Hurricanes, 1999–Present)

- Population Growth: +94.2% (0.804M in 2000 → 1.562M in 2024)
- GDP Growth: +294% ($33.8B in 2001 → $133.1B in 2023)
- Arena Economic Impact: $590.6M total output, supporting ~2,636 jobs (2022–23 season)
- Facility: PNC Arena opened in 1999, hosting ~120 major events + ~517 catered events (~637 annually)

Virginia Beach (No Major-League Team)

- Population Growth: +14.3% (1.580M in 2000 → 1.807M in 2022)
- GDP Growth: +58.8% ($80.2B in 2008 → $127.5B in 2023)
- No major-league anchor team; steady but comparatively slower growth

Metro	Population Growth	GDP Growth	Arena/Team Impact
Oklahoma City	+24.0%	+84.8%	~$590–$600M/year, ~3,000 jobs
Raleigh	+94.2%	+294%	$590.6M/year, ~2,636 jobs, ~637 events
Virginia Beach	+14.3%	+58.8%	No major-league anchor

Implications for Virginia Beach

Oklahoma City and Raleigh demonstrate that securing a major-league franchise catalyzes not only immediate economic impact through arena events, but also broader long-term population and GDP growth. Virginia Beach, despite its size, has grown more slowly without a professional team anchoring its regional identity. Pairing a modern arena with an NBA or NHL franchise could replicate the surge in growth seen in peer metros, while also unlocking new visitor spending, hospitality tax revenue, and large-scale downtown investment.



Metro Growth After Landing First Pro Team (vs. Virginia Beach)

Growth (%)

Legend:
- Population Growth (%)
- GDP Growth (%)

Oklahoma City: ~$600M/yr, 3,000 jobs

Raleigh: $590M/yr, 2,636 jobs

Virginia Beach: No major-league anchor

How the Autonomous Bus Route Would Work (10% Shuttle Share)

In this plan, 10% of a sold-out crowd (about 2,000 riders) use the Neptune's Pinnacle Arena autonomous shuttle system. This provides a scalable and cost-effective model for events where most guests drive, while still ensuring a reliable transit option.

Example: Disney on Ice (6:00 PM – 8:30 PM)

Time	Operation
4:30 – 6:00 PM	Buses pick up from Oceanfront, Town Center, MacArthur, Portsmouth, and Hampton
6:00 PM	Show begins, buses stage at Arena for egress
8:30 PM	Show ends, all buses depart Arena simultaneously
8:30 – 9:30 PM	Buses make 1–2 cycles depending on route length
By 9:30 PM	Shuttle system reset and ready for next event

Fleet Operations (10% share = 2,000 riders):
- Oceanfront: 6 buses (25 min round trip, ~700 riders)
- Town Center: 8 buses (50 min round trip, ~500 riders)
- MacArthur Center (Norfolk): 7 buses (70 min round trip, ~300 riders)
- Portsmouth: 5 buses (80 min round trip, ~200 riders)
- Hampton: 10 buses (100 min round trip, ~300 riders)

This scaled system requires fewer buses while still guaranteeing that 2,000 riders reach their destinations within an hour after show end.



Virginia Beach Arena Investor Perks



Baseline Perks (All Investors)

• Access to Annual Shareholder Meetings
• First Right of Refusal on Season Tickets to any NBA or NHL Team at the Arena
• 1-Year Fast Pass – exclusive entry & concession lanes
• Investor Recognition inside the arena

Speed-Based Perks

• First 48 Hours – VIP Parking (Year 1), Groundbreaking Invite
• First Week – Founding Badge, Construction Tours
• First Month – Private Q&A; Sessions with Arena Leadership

Investment Amount Perks

• $1,000 – $10,000: Welcome Kit, Investor Nights
• $10,001 – $50,000: Owners Lounge Access, Priority Ticketing, Lifetime Fast Pass
• $50,001 – $100,000: Lifetime VIP Parking, 1 Suite Event/Year
• $100,001+: Founder Circle Recognition, Private Dinner, Sponsorship

Revenue Study

1. Without NBA Tenant (125 Events)

Concerts (60 events)
Avg gross per concert: $2.5M → $150M total ticket sales
Arena share (~25% after promoter split): $37.5M

Family Shows / NCAA / UFC / Misc. (50 events)
Avg gross per event: $1M → $50M total
Arena share (~30%): $15M

Concessions & Merchandise
Avg $20 spend per head × 10,000 avg attendance × 125 events = $25M

Suites & Sponsorships (annual contracts)
~40 suites @ $125K avg = $5M
Sponsorships & signage = $7.5M

➡■ **Total Annual Arena Revenue (no NBA): ~ $90M**
➡■ **Arena Net (after event expenses, staff, ops): ~ $55M**

2. With NBA Tenant (150+ Events)

NBA Games (41 home games)
Avg attendance: 17,000 × $80 avg ticket = $55.7M gross
Arena share (~35% tickets + concessions/parking) = $20M
Concessions: $25/head × 17K × 41 = $17.4M
Suites: 40 × $250K avg = $10M
Sponsorship boost (jersey patch, broadcast, in-arena): + $15M

Concerts (50–60 events)
$2.5M gross × 55 shows = $137M
Arena share:~ $34M

Other Events (50+)
College sports, UFC, Disney on Ice, etc. = $15M

➡■ **Total Annual Arena Revenue (with NBA): ~ $160–170M**
➡■ **Arena Net: ~ $105M**

3. Pre- & Post-Event Economic Impact

Average visitor spending outside arena: $30–50 per person.
At 125 events: $100M+ impact to local economy.
At 150+ events: $175M+ impact.
Tax collections (sales, hotel, meals) could reach $10–15M/year.

4. Benchmark Comparisons

Kansas City (T-Mobile Center, no NBA/NHL): ~125 events, $70–80M revenue.
Oklahoma City (Paycom Center post-Thunder): revenues more than doubled after NBA arrival.
Charlotte (Spectrum Center with Hornets): 150+ events, $150M+ revenue.

VIRIGINIA BEACH

ARENA PROJECT

20,000-SEAT ARENA

RESULTS IN ESTIMATED ANNUAL REVENUE

$213M*



REVENUE SOURCES

Concerts $104.7M
Sporting Events $55.4M
Family Shows $13.2M
Merchandise $7.2M



Merchandise 3.4%
Food/Beverage 6.2%
14.8%
14.8% Food
49.2% Concerts
6.2%
26% Sporting Events



VIRGINIA BEACH COULD GET A NEW 20,000-SEAT ARENA

..TH AGENCY CHIEFS: RFK JR. 'ENDANGERING' ALL AMERICANS   TRUMP URGES DEMS: FOLL


He's got no experience, no connections and — so far — no money. He says he's the guy to finally bring an arena to Virginia Beach.

WHRO | By **Ryan Murphy**

Published July 28, 2025 at 3:35 PM EDT

▼ LISTEN • 1:03








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The company is "testing the waters" of a potential offering which will be conducted under a valid exemption under U.S. Securities laws. No money or other consideration is being solicited, and if sent in response, will not be accepted. Reservations and/or indications of interest involve no obligation or commitment of any kind on any party. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing. If the company does go ahead with an offering, it will only be able to make sales after it has filed offering documents with the Securities and Exchange Commission (SEC). The information in those offering documents will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

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Virginia Beach Arena Corporation Amended and Restated Articles of Incorporation

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11869716
Filing Number: 2508258980350
Filing Date/Time: 08/25/2025 12:56 PM
Effective Date/Time: 08/25/2025 12:56 PM

ARTICLES OF RESTATEMENT

OF

THE ARTICLES OF INCORPORATION

OF

VIRGINIA BEACH ARENA CORPORATION

Pursuant to the provisions of Section 13.1-711 of the Virginia Stock Corporation Act, Virginia Beach Arena Corporation, a Virginia corporation (the "**Corporation**"), desires to restate its articles of incorporation, to the extent and in the manner set forth herein and certifies the following in connection therewith:

1. The name of the corporation immediately prior to and after the amendment and restatement is Virginia Beach Arena Corporation.

2. The restatement contains an amendment and restatement of the Corporation's existing articles of incorporation.

3. The text of the amended and restated articles of incorporation of the Corporation is attached hereto as Exhibit A.

4. The restatement was adopted by the Corporation effective August 21, 2025.

5. The adoption of the amendment and restatement was duly approved by the Board of Directors of the Corporation (the "**Board of Directors**"). Shareholder approval was not required pursuant to subsection A of Section 13.1-706 of the Code of Virginia.

[Signature page to follow.]

1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Restatement to be signed by its duly authorized officer.

Dated: August 21, 2025

VIRGINIA BEACH ARENA CORPORATION

Signed by:

By: Coleman Ferguson

5D6D49B5971E4B4...

Name: Coleman Ferguson

Title: Chief Executive Officer

SIGNATURE PAGE TO ARTICLES OF RESTATEMENT

Exhibit A

Amended and Restated Articles of Incorporation

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VIRGINIA BEACH ARENA CORPORATION

ARTICLE I

The name of the corporation is Virginia Beach Arena Corporation (the "**Corporation**").

ARTICLE II

The purpose for which the Corporation is organized is the transaction of any and all lawful business not required to be specifically stated in these amended and restated articles of incorporation (the "**Articles**").

ARTICLE III

The total number of shares of all classes of stock that the Corporation has authority to issue is 16,000,000, consisting of 16,000,000 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**").

The Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of these Articles, (i) 7,000,000 shares of Common Stock are designated "**Class A Common Stock**"; and (ii) 9,000,000 shares of Common Stock are designated "**Class F Common Stock**".

A.   **Voting Powers**. Except as otherwise required by the Virginia Stock Corporation Act (the "**Act**"), the exclusive general voting power for all purposes shall be vested in the Common Stock.

1.   Class A Common Stock.

1.1   The holders of the Class A Common Stock outstanding on any voting record date shall be entitled to one (1) vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The holders of the Class A Common Stock shall vote together with the holders of the other classes of Common Stock as a single voting group on any matter presented to the shareholders of the Corporation for their action or consideration at a meeting of the shareholders (and written actions in lieu of meetings).

2.   Class F Common Stock.

2.1   The holders of the Class F Common Stock outstanding on any voting record date shall be entitled to ten (10) votes for each share of Class F Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The holders of the Class F Common Stock shall vote together with the holders of the other classes of Common Stock as a single voting group on any matter presented to the shareholders of the Corporation for their action or consideration at a meeting of the shareholders (and written actions in lieu of meetings).

3.   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as follows: (i) the holders of record of the shares of Common Stock, exclusively and as a single voting group, shall be entitled to elect one (1) director of the Corporation; and (ii) the holders of record of the shares of Class F Common Stock, exclusively and as a separate voting group, shall be entitled to elect one (1) director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the shareholders duly called for that purpose or pursuant to a written consent of shareholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

4.   Voting Group Thresholds. Except as otherwise required by the Act or by the Board of Directors acting pursuant to subsection B of Section 13.1-707 (or any successor provision) of the Act:

4.1   the vote required to constitute any voting group's approval of any corporate action except the election of directors, an amendment or restatement of these Articles, a merger, a share exchange, a sale or other disposition of the Corporation's property that requires shareholder approval pursuant to Section 13.1-724 of the Act (or any successor provision), or the dissolution of the Corporation, shall be a majority of all votes cast on the matter by such voting group at a meeting at which a quorum of such voting group exists; and

4.2   the vote required to constitute approval of an amendment or restatement of these Articles, a merger, a share exchange, a sale or other disposition of the Corporation's property that requires shareholder approval pursuant to Section 13.1-724 of the Act (or any successor provision) or the dissolution of the Corporation shall be a majority of all votes entitled to be cast by each voting group entitled to vote on such action.

B.   **Distributions**. Subject to the rights of the holders of shares, if any, ranking senior to the Common Stock as to dividends or rights in the liquidation, dissolution, or winding up of the affairs of the Corporation, the holders of the Common Stock shall be entitled to distributions, including dividends, when declared by the Board of Directors and to the net assets of the Corporation upon the liquidation, dissolution, or winding up of the affairs of the Corporation.

C.   **Classes/Series**. The Corporation's Board of Directors is authorized, without shareholder action, to amend these Articles to classify or reclassify unissued shares into one or more classes or series within one or more classes.

ARTICLE IV

The initial registered agent is Coleman Ferguson who is a resident of Virginia and an initial director of the Corporation.

ARTICLE V

The Corporation's initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is 1176 Kings Way Drive, Virginia Beach, VA 23455. The registered office is located in the city of Virginia Beach.

ARTICLE VI

A.   **Amendment of Bylaws**. Subject to any additional vote required by these Articles or the bylaws of the Corporation (the "**Bylaws**"), and in furtherance and not in limitation of the authority conferred by law, the Board of Directors is expressly authorized to adopt, amend, or repeal any or all of the Bylaws.

B.   **Number of Directors**. Subject to any additional vote required by these Articles, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   **Ballot**. Elections of directors need not be conducted by written ballot unless the Bylaws provide otherwise.

D.   **Meetings and Records**. Meetings of shareholders may be held at any place, within or outside the Commonwealth of Virginia, as provided in the Bylaws. The corporate records of the Corporation, as defined in the Act, may be kept at such place or places, within or outside the Commonwealth of Virginia, as may be designated from time to time by the Board of Directors or as provided in the Bylaws.

ARTICLE VII

The name and address of the initial director of the Corporation is as follows:

Coleman Ferguson, 1176 Kings Way Drive, Virginia Beach, VA 23455.

ARTICLE VIII

A.   **Definitions**. For purposes of this Article the following definitions shall apply:

1.   "Corporation" means this Corporation only and no predecessor entity or other legal entity;

2.   "expenses" include counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification;

3.   "liability" means the obligation to pay a judgment, settlement, penalty, fine, or other such obligation, including, without limitation, any excise tax assessed with respect to an employee benefit plan;

4.   "legal entity" means a corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise;

5.   "predecessor entity" means a legal entity the existence of which ceased upon its acquisition by the Corporation in a merger or otherwise; and

6.   "proceeding" means any threatened, pending, or completed action, suit, proceeding or appeal whether civil, criminal administrative or investigative and whether formal or informal.

B. **Indemnification of Directors and Officers**. The Corporation shall indemnify any individual who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Corporation) because such individual is or was a director or officer of the Corporation or because such individual is or was serving the Corporation, or any other legal entity in any capacity at the request of the Corporation while a director or officer of the Corporation, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. Service as a director or officer of a legal entity controlled by the Corporation shall be deemed service at the request of the Corporation. The determination that indemnification under this Section B is permissible and the evaluation as to the reasonableness of expenses in a specific case shall be made, in the case of a director, as provided by law, and in the case of an officer, as provided in Section C of this Article; provided that if a majority of the directors of the Corporation has changed after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from such director or officer to repay the same if it is ultimately determined that such director or officer is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to such director's or officer's ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make such director or officer ineligible for indemnification. The Corporation is authorized to contract in advance to indemnify and make advances and reimbursements for expenses to any of its directors or officers to the same extent provided in this Section B.

C. **Indemnification of Others**. The Corporation may, to a lesser extent or to the same extent that it is required to provide indemnification and make advances and reimbursements for expenses to its directors and officers pursuant to Section B of this Article, provide indemnification and make advances and reimbursements for expenses to its employees and agents, and any person serving any other legal entity in any capacity at the request of the Corporation, and may contract in advance to do so. The determination that indemnification under this Section C is permissible, the authorization of such indemnification and the evaluation as to the reasonableness of expenses in a specific case shall be made as authorized from time to time by general or specific action of the Board of Directors, which action may be taken before or after a claim for indemnification is made, or as otherwise provided by law. No person's rights under Section B of this Article shall be limited by the provisions of this Section C.

D. **Miscellaneous**. The rights of each person entitled to indemnification under this Article shall inure to the benefit of such person's heirs, executors, and administrators. Special legal counsel selected to make determinations under this Article may be counsel for the Corporation. Indemnification pursuant to this Article shall not be exclusive of any other right of indemnification to which any person maybe entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. However, no person shall be entitled to indemnification by the Corporation to the extent such person is indemnified by another, including an insurer. The Corporation is authorized to purchase and maintain insurance against any liability it may have under this Article or to protect any of the persons named above against any liability arising from their service to the Corporation or any other legal entity at the request of the Corporation regardless of the Corporation's power to indemnify against such liability. The provisions of this Article shall not be deemed to preclude the Corporation from entering into contracts otherwise permitted by law with any individuals or legal entities, including those named above. If any provision of this Article or its application to any person or circumstance is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this Article, and to

A-5

this end the provisions of this Article are severable.

E.   **Amendment**. No amendment, modification, or repeal of this Article VIII shall diminish the rights provided hereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification, or repeal.

ARTICLE IX

In every instance in which the Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of liability of directors or officers of a corporation to the corporation or its shareholders, the directors and officers of this Corporation shall not be liable to the Corporation or its shareholders. No amendment, modification, or repeal of this Article IX shall diminish the rights provided hereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification, or repeal.

Stock Corporation - Articles of Restatement

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

Entity Information

Entity Name:	Virginia Beach Arena Corporation	Entity Type:	Stock Corporation
Entity ID:	11869716	Formation Date:	07/03/2025
Status:	Active		

Business Type

Industry Code: 0 - General

Duration

Perpetual(forever)

Authorized Shares

Total Shares: 16000000

Adoption and Vote

Date of Adoption

Date Articles were adopted: 08/21/2025

The restatement was duly adopted by the board of directors on 08/21/2025. Shareholder approval was not required because

   or (iii) specify reason <input type='text' id='txtOptionReason' name='txtOptionReason' disabled/>

Signature Information

Date Signed: 08/22/2025

Printed Name	Signature	Title
Coleman Ferguson	Coleman Ferguson	Chief Executive Officer

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, AUGUST 25, 2025

The State Corporation Commission has found the accompanying articles of restatement submitted on behalf of

Virginia Beach Arena Corporation

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF RESTATEMENT

be issued and admitted to record with the articles of restatement in the Office of the Clerk of the Commission, effective August 25, 2025.

The corporation is granted the authority conferred on it by law in accordance with the articles of restatement, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By Samuel T. Towell

Samuel T. Towell
Commissioner

EXHIBIT F

Virginia Beach Arena Corporation Bylaws

BYLAWS
OF
VIRGINIA BEACH ARENA CORPORATION

(A VIRGINIA CORPORATION)

ARTICLE I

OFFICES AND RECORDS

Section 1.1. Principal and Other Offices. The principal office of Virginia Beach Arena Corporation (the "**Corporation**") shall be located within or without the Commonwealth of Virginia. The Corporation may also have other offices at any places, within or without the Commonwealth of Virginia, as the board of directors of the Corporation (the "**Board of Directors**") may designate, as the business of the Corporation may require, or as may be desirable and authorized by the Virginia Stock Corporation Act (the "**VSCA**").

Section 1.2. Registered Office and Agent. The address of the Corporation's registered office and the name of its registered agent at that office shall be as set forth in the Corporation's articles of incorporation, as amended from time to time (the "**Articles of Incorporation**"). The Board of Directors may change the registered office or registered agent at any time by making the appropriate filing with the Virginia State Corporation Commission (the "**SCC**").

Section 1.3. Books and Records. Any records maintained by the Corporation in the regular course of its business, including its share ledger, books of account, and minute books, may be maintained on any information storage device or method that can be converted into clearly legible paper form within a reasonable time. The shall convert any records so kept upon the written request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

SHAREHOLDERS

Section 2.1. Place of Meeting. Meetings of the shareholders may be held at any place, within or without the Commonwealth of Virginia, as shall be fixed by the Board of Directors and designated in the notice of the meeting or executed waiver of notice. The Board of Directors may determine, in its discretion, that any meeting of the shareholders may be held solely by means of remote communication in accordance with Section 2.2 of these bylaws (the "**Bylaws**"), without designating a place for a physical assembly of shareholders.

Section 2.2. Meetings of Shareholders by Remote Communication. The Board of Directors may authorize shareholders to participate in a meeting of shareholders by means of remote communication, subject to the conditions imposed by applicable law and any guidelines and procedures adopted by the Board of Directors. At any meeting in which shareholders can participate by means of remote communication, the Corporation shall implement reasonable measures to:

(a) Verify that each person participating remotely is a shareholder or a shareholder's proxy.

(b) Provide such shareholders and proxies a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings.

Section 2.3. Annual Meetings. An annual meeting of shareholders, for the purpose of electing directors and transacting any other business as may be brought before the meeting, shall be held on the date and time fixed by the Board of Directors and stated in the notice of the meeting.

Failure to hold the annual meeting of shareholders at the designated time shall not affect the validity of any action taken by the Corporation. If the Board of Directors fails to call the annual meeting of shareholders as required by these Bylaws, any shareholder may make a demand in writing to any officer of the Corporation that an annual meeting be held.

Section 2.4. Special Meetings. Special meetings of the shareholders may be called by:

(a) The chair of the Board of Directors.

(b) The President.

(c) The Board of Directors.

(d) The Secretary, on written demand(s) describing the purpose or purposes for the proposed meeting signed, dated, and delivered by shareholders that are entitled to cast at least twenty percent (20%) of all votes on any issue proposed to be considered. If not otherwise fixed under Section 2.6 of these Bylaws or by court order, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders' meeting.

Section 2.5. Shareholder Nominations and Proposals. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder or shareholders of record intending to propose the business (the "**proposing shareholder**") must have given written notice of the proposing shareholder's nomination or proposal, either by personal delivery or by United States mail to the Secretary no earlier than 90 calendar days prior to the date such annual meeting is to be held. If the current year's meeting is called for a date that is not within 30 days of the anniversary of the previous year's annual meeting, notice must be received no later than ten calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of shareholders begin a new time period for giving a proposing shareholder's notice as provided above.

For business to be properly brought before a special meeting of shareholders, the notice of the meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A person or persons that have made a written request for a special meeting pursuant to Section 2.4 may provide the information required for notice of a shareholder proposal under this Section 2.5 simultaneously with the written request for the meeting submitted to the Secretary or within ten calendar days after delivery of the written request for the meeting to the Secretary.

A proposing shareholder's notice shall include as to each matter the proposing shareholder proposes to bring before the annual or special meeting:

(a) the name and address of the proposing shareholder;

(b) the class and number of shares of the Corporation held by the proposing shareholder;

(c) if the notice regards a nomination of a candidate for election as director: (i) the name, age, and business and residence address of the candidate; (ii) the principal occupation or employment of the candidate; and (iii) the class and number of shares of the Corporation beneficially owned by the candidate; and

(d) if the notice regards a proposal other than a nomination of a candidate for election as director, a brief description of the business desired to be brought before the meeting, and the material interest of the proposing shareholder in such proposal.

Section 2.6. Record Date for Shareholder Action. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the record date shall be:

(a) On the date fixed by the Board of Directors in the notice of the meeting.

(b) The day before the effective date of the notice to shareholders, if no date is fixed by the Board of Directors.

(c) The date set by law applying to the type of action to be taken for which a record date must be set, if no date is fixed by the Board of Directors and no notice of meeting is mailed to shareholders.

A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date that is more than 120 days after the date fixed for the original meeting.

For shareholder action by consent without a meeting, the record date for determining shareholders entitled to approve the action subject of the consent shall be:

(x) On the date fixed by the Board of Directors.

(y) The first date on which a signed written consent is delivered to the Corporation's secretary, if no date is fixed by the Board of Directors and prior board action is not required for the action to be taken without a meeting.

(z) The close of business on the day the board takes such prior action, if no date is fixed by the Board of Directors and prior board action is required for the action to be taken without a meeting.

A record date fixed by these Bylaws may not be more than 70 days before the meeting or action requiring a determination of shareholders.

Section 2.7. Notice of Shareholders' Meeting. Written or printed notice of any annual or special meeting of shareholders shall be given to any shareholder entitled to notice not less than 10 nor more than 60 days before the date of the meeting, **except that** at least 25 days' notice shall be given to all shareholders, including shareholders not entitled to vote, to act on an amendment to the Articles of Incorporation, a plan of merger, share exchange, domestication or entity conversion, a proposed sale of assets that would leave the Corporation without a significant continuing business activity, or the dissolution of the Corporation. Such notice shall state:

(a) The date and time of the meeting.

(b) The place of the meeting, if any.

(c) The means of any remote communication, if authorized, by which shareholders may be considered present and may vote at the meeting.

(d) If not made available at the Corporation's principal office, the information required for such shareholders to access the shareholders' list for the meeting as provided by Section 2.8 of these Bylaws.

(e) The purpose or purposes for which the meeting is called if (i) the meeting is a special meeting or (ii) notice of the meeting's purpose is required by the VSCA.

The Corporation shall give any notice required under these Bylaws or the VSCA to each such shareholder (x) in physical form by mail, private carrier, or personal delivery to the shareholder's address shown on the Corporation's record of shareholders or (y) by electronic transmission if consented to by the shareholder.

Any person entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance at a meeting of a person entitled to notice constitutes waiver of notice, except where the person attends for the specific purpose of objecting to the lawfulness of the convening of the meeting.

Section 2.8. Shareholders' List for a Meeting. After fixing a record date for an annual or special meeting of shareholders, the Corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of the meeting. If the Board of Directors fixes a different record date under Section 2.6 of these Bylaws to determine the shareholders entitled to vote at the meeting, the Corporation shall also prepare an alphabetical list of the names of all its shareholders who are entitled to vote at the meeting. A shareholders' list shall be arranged by voting group (and within each group by class or series of shares, if any), and show the address of and number of shares held by each shareholder.

Beginning five business days after notice of the meeting is given and continuing through the close of business on the last business day before the meeting and any adjournment, the shareholders' list for notice shall be available for inspection by any shareholder (or the shareholder's agent or attorney) at one or more of the following: (a) the principal office of the Corporation; (b) a place in the county or city in which the meeting will be held as identified in the meeting notice; or (c) on a reasonably accessible electronic network if the information required to gain access to the list is provided with the notice of the meeting. The Corporation may take reasonable steps to ensure that a list on an electronic network is available only to the Corporation's shareholders.

Section 2.9. Quorum of the Shareholders. At each meeting of shareholders for the transaction of any business, a quorum must be present to organize such meeting. A quorum shall be present to take action on any matter at a meeting of shareholders if a majority of the votes entitled to be cast on the matter by each separate voting group are represented at the meeting in person, by the use of remote communication, or by proxy.

Once a quorum has been established at a meeting, the shareholders present can continue to do business for the remainder of the meeting and any adjournment of that meeting, notwithstanding the withdrawal of enough shareholders to leave less than a quorum unless a new record date is or must be set for the adjourned meeting.

Section 2.10. Conduct of Meetings. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the shareholders, as it deems appropriate. At every meeting of the shareholders, the President, the chair of the Board of Directors, or in that person's absence or inability to act, a director or officer designated by the Board of Directors, shall serve as the chair of the meeting. The Secretary or, in the Secretary's absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The chair shall determine the order of business and, in the absence of a rule adopted by the Board of Directors, shall establish rules for the conduct of the meeting. The chair shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Section 2.11. **Voting of the Shares**. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided by the VSCA or the Articles of Incorporation.

If a quorum of a voting group exists, favorable action on a matter, other than the election of directors, is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless a greater number of votes is required by the VSCA, the Articles of Incorporation, or a resolution of the Board of Directors as a condition for submission of the proposed action. An abstention or an election by a shareholder not to vote on the action because of the failure to receive voting instructions from the beneficial owner of the shares shall not be considered a vote cast.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. In the election of directors, each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote, unless the Articles of Incorporation provide otherwise.

The Articles of Incorporation do not provide shareholders the right to cumulate their votes in the election of directors of the Corporation.

Section 2.12. **Voting by Proxy or Nominee**. A shareholder may vote either in person or by proxy or proxies appointed in writing signed by the shareholder or its attorney-in-fact. An appointment form sufficient to appoint a proxy includes any transmission that creates a record capable of authentication, including but not limited to an electronic transmission, providing a written statement for the appointment of the proxy, from which it can be determined that the shareholder transmitted or authorized the transmission for the appointment. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized by the Corporation to tabulate votes before the proxy exercises the proxy's authority under the appointment.

No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the appointment form. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

A person holding shares in a representative or fiduciary capacity may vote such shares without a transfer of such shares into such person's name. However, the Corporation may (a) request that the person provide evidence of this capacity acceptable to the Corporation or (b) establish a procedure by which the beneficial owner of shares that are registered in the name of a nominee is recognized by the Corporation as the shareholder.

Section 2.13. **Adjournments**. Any annual or special meeting of the shareholders may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the new date, time, or place, if any, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken.

If a new record date for the adjourned meeting is or must be fixed under Section 2.6 of these Bylaws, notice of the adjourned meeting shall be given, not less than ten days before the meeting date, to shareholders entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

At the adjourned meeting at which there is a quorum, the Corporation may transact any business which might have been transacted at the original meeting.

Section 2.14. Action by Shareholders Without a Meeting. Any action required or permitted by the VSCA to be taken at a meeting of shareholders may be approved without a meeting if such action is taken by the holders of not less than the minimum number of outstanding shares of each voting group entitled to vote on the action that would be required to take the action at a meeting of shareholders at which all shares of each voting group entitled to vote on the action were present and voted, provided that the Secretary must have received a copy of the form of written consent setting forth the action to be taken at least ten days before the holders of more than 10% of the outstanding shares of any voting group entitled to vote on the action to be taken have signed the written consent. The taking of the action shall be evidenced by one or more written consents describing the action taken, signed by the shareholders taking the action, bearing the date of each signature, and delivered to the Corporation's Secretary for inclusion in the minutes or filing with the corporate records.

No written consent shall be effective to take the action referred to in the consent unless, within 60 days of the earliest date on which a consent delivered to the Corporation's Secretary as required by this section was signed, written consents signed by the holders of shares having sufficient votes to take the corporate action have been delivered to the Corporation's Secretary. A written consent may be revoked by a writing to that effect delivered to the Corporation's Secretary before unrevoked written consents sufficient in number to take the corporate action are delivered to the Corporation's Secretary.

ARTICLE III

DIRECTORS

Section 3.1. Board of Directors. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, except such powers expressly conferred upon or reserved to the shareholders, and subject to any limitations set forth by law, the Articles of Incorporation, or these Bylaws. Directors need not be residents of the Commonwealth of Virginia or shareholders of the Corporation.

Section 3.2. Number of Directors. The number of directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the shareholders or the Board of Directors, but in no event shall be less than one. The number may be increased or decreased from time to time by an amendment to the Articles of Incorporation or these Bylaws. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Section 3.3. Term of Office. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting, the director's successor has been selected and qualified, or the director's earlier death, resignation, or removal. The term of a director elected by the board of directors to fill a vacancy expires at the next shareholders' meeting at which directors are elected.

Section 3.4. Removal. Any or all of the directors may be removed at any time, with cause, by a majority of the votes entitled to be cast at an election of directors, at any meeting of shareholders called for that purpose. A director elected by a voting group of shareholders may be removed only by that voting group.

Section 3.5. Resignation. A director may resign at any time by delivering a written notice of resignation to the Board of Directors, its chair, or to the Secretary of the Corporation. A resignation is effective as provided by the VSCA unless the notice provides for a delayed effectiveness. Acceptance of the resignation shall not be required to make the resignation effective. The pending vacancy may be filled before the resignation's effectiveness in accordance with Section 3.6 of these Bylaws, but the successor shall not take office until the resignation's effectiveness.

Section 3.6. Vacancies. Vacancies and newly created directorships, whether resulting from an increase in the size of the Board of Directors, or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by (a) election at an annual or special meeting of shareholders called for that purpose, or (b) the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 3.7. Meetings of Directors. An annual meeting of directors shall be held immediately and without notice after and at the place of the annual meeting of shareholders. Other regular meetings of the directors may be held at such times as the directors may fix.

Special meetings of the Board of Directors may be called by the chair of the Board of Directors, a majority of the Board of Directors, or the President of the Corporation.

A regular or special meeting of the Board of Directors may be held within or without the Commonwealth of Virginia or by means of remote communication without designating a place.

Section 3.8. Notice of Directors' Meetings. Regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting.

All special meetings of the Board of Directors shall be held upon not less than 2 days' notice. Notice of a directors' meeting shall state:

(a) The time and date of the meeting.

(b) The place of the meeting, if any.

(c) The means of any remote communication by which directors may participate at the meeting.

(d) The business to be transacted at the meeting or the purpose or purposes for which the meeting is called if the meeting is a special meeting.

The Corporation or person calling the meeting shall give notice to each director (x) in physical form by mail, private carrier, or personal delivery to the director's residence or usual place of business or (y) by electronic transmission if consented to by the director.

Section 3.9. Waiver of Notice. Any director entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance at a meeting of a director entitled to notice constitutes waiver of notice, except where the director attends for the specific purpose of objecting to holding the meeting or transacting business at the meeting, and the director does not vote for or assent to action taken at the meeting.

Section 3.10. Quorum and Action of Directors. A majority of the total number of directors at any time in office shall constitute a quorum for the transaction of business. The affirmative act of the majority of the directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors, unless the act of a greater number is required by the VSCA, the Articles of Incorporation, or these Bylaws.

The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a vote of the directors present at that meeting. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting, or of the business to be transacted at the adjourned meeting, other than by announcement at the meeting at which the adjournment is taken.

Section 3.11. Compensation. Directors shall not receive any stated salary for their services, but the Board of Directors may provide, by resolution, a fixed sum and expenses of attendance, if any, for attendance at any meeting of the Board of Directors or a committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12. Action by Directors Without a Meeting. Unless otherwise provided by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors, or all committee members then appointed, consent to such action in writing. The written consents must be delivered to the Corporation's Secretary and included in the minutes of the proceedings of the Board of Directors or otherwise filed with the records of the Corporation.

Section 3.13. Committees of the Board of Directors. The Board of Directors, by resolution adopted by a majority of the directors, may designate two or more directors to constitute one or more committees, to exercise the authority of the Board of Directors to the extent provided in the resolution establishing the committee and permitted by law. A committee of the Board of Directors does not have the authority to:

(a) Approve or propose to shareholders corporate action that must be approved by the shareholders.

(b) Fill vacancies on the Board or any of its committees, except as provided by the VSCA with respect to absent or disqualified committee members.

(c) Amend the Articles of Incorporation without shareholder approval.

(d) Adopt, amend, or repeal bylaws.

(e) Approve a plan or merger that does not require shareholder approval.

(f) Approve a distribution, except according to a formula or method, or within limits, prescribed by the Board of Directors.

(g) Approve the issuance, sale, or contract for sale of shares, or determine the designation and rights, preferences, and limitations of a class or series of shares, except that the Board of Directors may authorize (i) a committee to do so subject to such limits, if any, as may be prescribed by the Board of Directors; and (ii) a senior executive officer of the Corporation to do so subject to such limits, if any, as may be prescribed by the Board of Directors or under the VSCA.

The designation of a committee of the Board of Directors and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE VI

OFFICERS

Section 4.1. Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall be a President, a Secretary, and any other officers, including assistant officers and agents, as may be deemed necessary by the Board of Directors. The Board of Directors may authorize an officer to appoint one or more officers or assistant officers. The same person may simultaneously hold any two or more offices.

Each officer shall serve until a successor is elected and qualified or until the death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.2. Removal and Resignation. Any officer elected or appointed by the Board of Directors may be removed with or without cause by the affirmative vote of the majority of the Board of Directors at any regular or special meeting. Any officer or assistant officer appointed by an authorized officer may be removed at any time with or without cause by the officer with authority to appoint such officer or assistant officer, or any other officer. Removal shall be without prejudice to the contract rights, if any, of the officer so removed.

Any officer may resign at any time by delivering written notice to the Board of Directors, chairperson, the officer who appointed the officer, or the Corporation's Secretary. Resignation is effective as provided by the VSCA unless the notice provides for a delayed effectiveness. Any vacancies may be filled in accordance with Section 4.1 of these Bylaws.

Section 4.3. Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the shareholders and (if a director) at all meetings of the Board of Directors unless the chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the Corporation and will, subject to the control of the Board of the Directors, have general supervision, direction, and control of the business and officers of the Corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Director designates from time to time.

Section 4.4. President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the shareholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the Chief Executive Officer of the Corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

Section 4.5. Vice Presidents. Each Vice President, in order of their rank as designated by the Board of Directors, shall perform the duties and exercise the powers of the President in the absence or disability of the President, and shall perform any other duties as the Board of Directors or President shall assign.

Section 4.6. Secretary. The Secretary shall attend all meetings of the Board of Directors and shareholders, shall record all votes and the minutes of all proceedings, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the Board of Directors and shareholders and shall perform any other duties as the Board of Directors or President shall assign. The Secretary shall be the custodian of the records of the Corporation.

In the absence of the Secretary, the minutes of all meetings of the Board of Directors and shareholders shall be recorded by the person designated by the President or the Board of Directors.

Section 4.7. Treasurer. The Treasurer shall be the principal financial officer of the Corporation, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors, and in general shall perform all duties incident to the office of Treasurer and any other duties as the Board of Directors or President shall assign.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and Board of Directors an account of all transactions as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or Board of Directors at any time.

ARTICLE V

INDEMNIFICATION

Section 5.1. Reference to Articles of Incorporation. The rights and obligations of the Corporation and its directors, officers, employees, and agents with respect to indemnification shall be as set forth in Article VIII of the Corporation's Articles of Incorporation, as the same may be amended from time to time, which provisions are incorporated herein by reference as though fully set forth in these Bylaws.

Section 5.3. Non-Exclusivity of Indemnification Rights. The rights to indemnification and advancement of expenses provided in the Articles of Incorporation and these Bylaws shall not be exclusive of any other rights to which any person may be entitled, whether under any statute, agreement, vote of shareholders or disinterested directors, or otherwise.

ARTICLE VI

SHARE CERTIFICATES AND TRANSFER

Section 6.1. Certificates Representing Shares. Certificates representing shares of the Corporation shall include:

(a) the name of the Corporation and that the Corporation is organized under the laws of the Commonwealth of Virginia;

(b) the name of the person to whom the certificate is issued;

(c) the number and class of shares and the designation of the series, if any, which the certificate represents; and

(d) a conspicuous statement setting forth restrictions on the transfer of the shares, if any.

No share shall be issued until the consideration therefor, fixed as provided by law, has been fully paid.

The Board of Directors may authorize the issuance of some or all of the shares of any or all classes or series without certificates. The Corporation shall, within a reasonable time after the issuance or transfer of uncertificated shares, send to the registered owner of uncertificated shares a written notice containing the information required to be set forth or stated on certificates pursuant to the VSCA. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 6.2. Lost or Replacement Certificates. The Corporation may issue a new certificate for its shares in place of any certificate theretofore issued and alleged by its owner of record or such owner's authorized representative to have been lost, stolen, or destroyed if the Corporation, transfer agent, or registrar, if any, is not on notice that such certificate has been acquired by a bona fide purchaser. A replacement certificate may be issued if the owner or the owner's representative:

(a) Files with the Secretary and the transfer agent or the registrar, if any, a request for the issuance of a new certificate, together with an affidavit in form satisfactory to the Secretary and transfer agent or registrar, if any, setting forth the time, place, and circumstances of the loss.

(b) Files with the Secretary and the transfer agent or the registrar, if any, a bond with good and sufficient security acceptable to the Secretary and the transfer agent or the registrar, if any, to indemnify and save harmless the Corporation and the transfer agent or the registrar, if any, from any and all damage, liability, and expense of every nature whatsoever resulting from the Corporation, the transfer agent, or the registrar issuing a new certificate in place of the one alleged to have been lost, stolen, or destroyed.

(c) Complies with such other reasonable requirements as the chair of the Board of Directors, the President, the Secretary, or the Board of Directors and the transfer agent or the registrar, if any, shall deem appropriate under the circumstances.

A new certificate may be issued in lieu of any certificate previously issued that has become defaced or mutilated upon surrender for cancellation of a part of the old certificate sufficient, in the opinion of the Secretary and the transfer agent or the registrar, if any, to identify the owner of the defaced or mutilated certificate, the number of shares represented thereby, and the number of the certificate and its authenticity and to protect the Corporation and the transfer agent or the registrar against loss or liability. When sufficient identification for such defaced or mutilated certificate is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in this Section in connection with the replacement of lost, stolen, or destroyed certificates.

ARTICLE VII

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

Section 7.1. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name, or to enter into contracts on behalf of the Corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the Corporation. Unless authorized or ratified by the Board of Directors of within the agency power of an officer, no officer, agent, or employee will have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 7.2. Voting of Securities Owned by the Corporation. All shares and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VIII

DISTRIBUTIONS

Section 8.1. Declaration. The Board of Directors may authorize, and the Corporation may make, distributions to its shareholders in cash, property, or shares of the Corporation to the extent permitted by the Articles of Incorporation and the VSCA.

Section 8.2. Record Date for Dividends and Distributions. For the purpose of determining shareholders entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the Board of Directors of the Corporation may, at the time of declaring the dividend or distribution, set a record date no more than 70 days prior to the date of the dividend or distribution. If no record date is fixed for the determination of shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the record date shall be the date on which the resolution of the Board of Directors declaring the distribution or share dividend is adopted.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, any or all internal corporate claims shall be brought exclusively in a circuit court or a federal district court in the Commonwealth of Virginia shall be the sole and exclusive forum for:

(a) Any derivative action or proceeding brought on behalf of the Corporation.

(b) Any action for breach of duty to the Corporation or the Corporation's shareholders by any current or former officer, director, or shareholder of the Corporation.

(c) Any action asserting a claim arising pursuant to the VSCA, the Articles of Incorporation, or these Bylaws.

(d) Any action asserting a claim involving the Corporation's internal affairs that is not included in sections (a), (b) or (c).

Section 9.2. Seal. The Corporation may adopt a corporate seal in a form approved by the Board of Directors. The Corporation shall not be required to use the corporate seal and the lack of the corporate seal shall not affect an otherwise valid contract or other instrument executed by the Corporation.

Section 9.3. Checks, Drafts, Etc. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 9.4. Fiscal Year. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 9.5. Conflict with Applicable Law or Articles of Incorporation. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 9.6. Invalid Provisions. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 9.7. Emergency Bylaws. The Board of Directors may adopt emergency bylaws, subject to repeal or change by action of the shareholders, which shall be operative during any emergency, as defined by Section 13.1-625 of the VSCA.

Emergency bylaws may contain any provisions necessary for managing the Corporation during the emergency, including provisions that may be inconsistent with one or more provisions of the VSCA with respect to: (a) procedures for calling a meeting of the board of directors, (b) quorum requirements for the meeting, and (c) designation of additional or substitute directors.

To the extent not inconsistent with the emergency bylaws so adopted, the Bylaws of the Corporation shall remain in effect during any such emergency and after the emergency ends, the emergency bylaws shall not be effective.

Corporate action taken in good faith in accordance with the emergency bylaws shall bind the Corporation and may not be used to impose liability on any director, officer, employee, or agent of the Corporation.

ARTICLE X

AMENDMENT OF BYLAWS

Section 10.1. Shareholders. The shareholders shall have the power to adopt, amend, repeal, or otherwise alter these Bylaws.

Section 10.2. Board of Directors. The Board of Directors shall also have the power to adopt, amend, repeal, or otherwise alter these Bylaws with or without shareholder approval, subject to any provision of the VSCA, the Articles of Incorporation, or a bylaw adopted by the shareholders that reserves the power exclusively to the shareholders or otherwise restricts the authority of the Board of Directors. Bylaws so made, amended, repealed, or otherwise altered by the Board of Directors may be further amended, repealed, or altered by the shareholders.

EXHIBIT G

Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE INTERNET-BASED PLATFORM USED BY DEALMAKER SECURITIES LLC. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S PLATFORM (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE

CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "***Subscription Agreement***") is made by and between Virginia Beach Arena Corporation, a Virginia corporation (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $5,000,000.00 of Class A Common Stock (the **"*Class A Common Stock*"** and sometimes referred to as the "***Securities***") in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"), pursuant to the terms of the Offering available on the platform of the DealMaker Securities LLC (the "***Intermediary***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Common Stock is made pursuant to the Form C, dated October 8, 2025, as the same may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Common Stock.

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A Common Stock in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted

by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Common Stock may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $500,000.00 (the "*Target Offering Amount*"), the closing of the purchase and sale of the Securities (the "*Closing*") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "*Closing Date*").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Common Stock shall be received by Enterprise Bank & Trust (the "*Escrow Agent*") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Common Stock owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Common Stock were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

a) The Company is a corporation duly formed and validly existing under the laws of the Commonwealth of Virginia, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012.

c) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

d) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Common Stock) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

e) Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of July 3, 2025 and the related consolidated statements of income and cash flows for the period since inception (the "***Financial Statements***") have been made available to the Subscriber and appear in the Form C and on the platform of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Alice.CPA LLC, who has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

h) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

i) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

    i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Common Stock, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

    ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Common Stock as a nominee or agent or otherwise for any other person.

iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Common Stock and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. The Subscriber acknowledges, and is purchasing the Class A Common Stock in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Common Stock.

ii. The Subscriber understands and accepts that the purchase of the Class A Common Stock involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Common Stock.

iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Common Stock. It is understood that information and explanations related to the terms and conditions of the Class A Common Stock provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Common Stock, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Common Stock. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Common Stock for purposes of determining the Subscriber's authority or suitability to invest in the Class A Common Stock.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Common Stock as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Common Stock.

v. The Subscriber acknowledges that the Subscriber has read the educational materials on the landing page, and has been informed of the Subscriber's right to cancel the investment up to 48 hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company, there is no cancelation right.

vi. The Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employer of an issuer that engages in promotional activities on behalf of the Issuer.

vii. The Subscriber acknowledges that the Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

viii. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

ix. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

x. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Common Stock or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Common Stock or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Common Stock under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Common Stock, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Common Stock is suitable and appropriate for the Subscriber.

d) Status of Subscriber.

i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Common Stock. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Common Stock and the consequences of this Subscription Agreement. The Subscriber has considered the suitability of the Class A Common Stock as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Common Stock and its authority to invest in the Class A Common Stock.

ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Common Stock or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Common Stock, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Common Stock. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Common Stock will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e) Restrictions on Transfer or Sale of Securities.

i. The Subscriber is acquiring the Class A Common Stock solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class A Common Stock. The Subscriber understands that the Class A Common Stock have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Subscription Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Subscriber understands that the Class A Common Stock are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the Subscriber may dispose of the Class A Common Stock only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Common Stock, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Common Stock become freely transferrable, a secondary market in the Class A Common Stock may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Common Stock for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Common Stock or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Common Stock specified on the signature page hereto and of the Company to sell the Class A Common Stock are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) Representations and Warranties.

i. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) Target Amount.

i. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Common Stock in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Common Stock having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Virginia. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Virginia, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Virginia Beach Arena Corporation 1176 Kings Way Drive Virginia Beach, Virginia 23455 Attention: Coleman Ferguson
with a copy to:	Sosnow & Associates PLLC 20 West 20th Street, Suite 504 New York, New York 10011 Attention: Robin Sosnow, Esq.
If to the Subscriber:	Purchaser Address as stated on Signature Page below E-mail Address as stated on Signature Page below

18. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Common Stock pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Virginia Beach Arena Corporation

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Stock of Virginia Beach Arena Corporation by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class A Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Virginia Beach Arena Corporation

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                               By:

                                                      (Signature)

                                               Name:

                                               (If signing on behalf of entity)

                                               Title:

                                               (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                            (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Virginia Beach Arena Corporation's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Virginia Beach Arena Corporation's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT H

Video Transcript

Coleman Ferguson:

My name is Coleman Ferguson, and I'm the founder and leader of the Virginia Beach Arena Project.

Virginia Beach Arena Project is exactly kind of what it sounds like. We are trying to build an NBA-ready, large-scale arena here in the city of Virginia Beach. We are the largest city in the United States that doesn't have its own arena, and it's time to make it happen.

When we first launched our website, we had huge traction. We had over 5,000 website visitors in the first 24 hours. We got over $5 million in pledges from people who wanted to invest in the first 48 hours.

Right now, the arena is planned to be located at 19th Street. If we build it there, it will be a big draw for everybody. We want to celebrate and promote our oceanfront—that is our biggest draw here in Virginia Beach. That's what's going to bring us the most money.

Virginia Beach gets 19 million visitors a year. We're looking to increase that into the 20s and 30s of millions. With the location at the oceanfront, all the infrastructure is already in place to really be a big-time player in some of the large-scale events that are hosted all over the country.

Some of those events are the NBA All-Star Game, the NCAA Tournament, UFC fights. To host these, you need the right infrastructure. For example:

- The NCAA requires 5,000 hotel rooms nearby—we have that at the oceanfront.

- They want a convention center for FanFest and media events—we have that at the oceanfront.

- They want restaurants and nightlife within walking distance—we have that at the oceanfront.

- They want four- and five-star hotels for high-end clientele and celebrities—we have that at the oceanfront.

We already have all the infrastructure, and that's why we believe 19th Street is the best spot for this arena.

One of the biggest arenas in the United States is the T-Mobile Center in Kansas City. They're actually in the top 10 of grossing arenas in the country. Kansas City has a very similar metro size to us, and they don't have a long-term major sports tenant. They run completely independently off concerts and events. They host almost 150 events a year, and one year they did $164 million in revenue—outgrossing Madison Square Garden in the largest market in the

United States. That shows that an independent arena, even in a mid-size city, can do very well if the demand is there.

I've always wanted everybody to be able to be involved. The last couple of attempts at this project were led by a few multi-millionaires trying to control everything and do it their way. Honestly, they weren't able to raise enough money, and they were trying to get taxpayer dollars to pay for it. That's not the right approach.

To get this done, we need to involve the community. We need to let the community own a piece of this arena. Crowdfunding is not only going to let everybody put in their own money to own a piece—it's going to let their voices be heard on exactly what they expect from this arena.